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                             June 3, 2021

       Roy Mann
       Co-Founder and Co-Chief Executive Officer monday.com Ltd.
       52 Menachem Begin Rd.
       Tel Aviv-Yafo 6713701, Israel

                                                        Re: monday.com Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed June 1, 2021
                                                            File No. 333-256182

       Dear Mr. Mann:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 5, 2021 letter.

       Amendment No. 2 to Form F-1 filed June 1, 2021

       Summary, page 1

   1. Please revise your prospectus summary to disclose that your executive officers, directors and principal
shareholders will continue to have significant control over the company after this offering.
Highlight the beneficial ownership percentage of this group, as well as the beneficial ownership
percentage of Insight Partners.
 Roy Mann
FirstName  LastNameRoy Mann
monday.com   Ltd.
Comapany
June 3, 2021Namemonday.com Ltd.
June 3,
Page 2 2021 Page 2
FirstName LastName
Dilution, page 69

2. Please disclose your historical net tangible book value (deficit) as of March 31, 2021 and how you considered redeemable convertible preferred shares as part of that calculation. Please also revise to clarify how you calculated historical net tangible book value (deficit) per ordinary share as of March 31, 2021.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Enterprise Customers, page 73

3. You disclose here and elsewhere that your ARR from enterprise customers grew by 297%
         from 2019 to 2020 and 261% in the three months ended March 31, 2021 compared to the same period in 2020. For all periods presented, please disclose the actual amounts of
         ARR from all customers, ARR from enterprise customers, and ARR from customers with more than 10 users.
Consolidated Financial Statements
Note 11: Shareholders' Equity, page F-25

4. We note the anticipated price range for your offering as provided in your correspondence dated May 24, 2021. Please provide us with a breakdown of the details of all stock-based compensation awards granted during 2020 and through the current date, including the fair value of the underlying stock used to value such awards. To the extent there were any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.
        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Technology
cc:      John Slater, Esq.